Suite 1901 - 130 Adelaide Street West
Toronto, ON Canada M5H 3P5
Telephone: (416) 364-4938 Fax: (416) 364-5162
Email: ir@avalonAM.com
http://www.avalonadvancedmaterials.com

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of the shareholders of Avalon Advanced Materials Inc. (the "Company") will be held at the Sheraton Centre Toronto Hotel – Waterfall Garden Room, 123 Queen Street West, Toronto, Ontario M5H 2M9 at 4:30 p.m. (Toronto time) on Wednesday, February 22, 2017, for the following purposes:

(1)	to elect the directors of the Company for the ensuing year;

(2)	to appoint the auditors of the Company for the ensuing year and to authorize the directors of the Company to fix the remuneration of the auditors;

(3)

to consider and, if deemed advisable, to pass an ordinary resolution, with or without variation, to approve all unallocated options under the Company’s stock option plan, as more particularly described in the accompanying information circular;

(4)	to receive the audited financial statements of the Company for the financial year ended August 31, 2016 together with the report of the auditors thereon (the “Annual Financial Statements”); and

(5)	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

As described in the notice and access notification mailed to non-registered shareholders of the Company, the Company has decided to deliver the accompanying information circular to non-registered shareholders by posting it to the website hosted by the Company’s transfer agent, TSX Trust Company at http://noticeinsite.tsxtrust.com/AvalonAdvancedMaterialsASM2017. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also reduce the Company’s printing and mailing costs. Due to certain requirements of the Canada Business Corporations Act, the Company is sending a paper copy of the complete proxy package, including this notice of Meeting and accompanying information circular, and the Annual Financial Statements and related management’s discussion and analysis to registered shareholders. The accompanying information circular and the Annual Financial Statements and related management’s discussion and analysis are also available on SEDAR at www.sedar.com and on the Company’s web site at http://www.avalonadvancedmaterials.com/investors/regulatory_filings/. Shareholders may request paper copies of the accompanying information circular at no cost on-line at http://noticeinsite.tsxtrust.com/AvalonAdvancedMaterialsASM2017 or by calling toll-free at 1-844-559-4938.

Particulars of the foregoing matters are set forth in the accompanying information circular. The directors of the Company have fixed the close of business on January 10, 2017 as the record date for the determination of the shareholders of the Company entitled to receive notice of, and to vote at, the Meeting.

Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the accompanying form of proxy in the enclosed return envelope. All instruments appointing proxies to be used at the Meeting or at any adjournment thereof must be deposited with TSX Trust Company, 200 University Avenue, Suite 300, Toronto, Ontario, Canada M5H 4H1, fax number: (416) 595-9593 not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chair of the Meeting in his or her discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

            DATED at Toronto, Ontario this 10th day of January, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

Donald S. Bubar
President and Chief Executive Officer